UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: July 2008
Commission File Number: 000-50393
BELLUS Health Inc.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 17, 2008	BELLUS HEALTH INC.
	By:	/s/ David Skinner
David Skinner, Vice-President
General Counsel and Corporate Secretary

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7
For further information, please contact:

Lise Hébert, Ph.D.	Tel: 450- 680-4570
Vice President, Corporate Communications	lhebert@bellushealth.com
BELLUS HEALTH ANNOUNCES CLOSING OF INNODIA ACQUISITION
Company announces change to senior management team
LAVAL, QUEBEC, July 17, 2008 – BELLUS Health Inc. (NASDAQ: BLUS; TSX: BLU, formerly known as Neurochem Inc.) announced today the closing of the acquisition of Innodia Inc. that it had previously announced on July 16, 2008.
As a result of this acquisition, BELLUS Health is also announcing a change at the management level in the field of research. Nigel Levens, Ph.D., Chief Scientific Officer of Innodia Inc. will take on the position of Vice President, Research at BELLUS Health while Daniel Delorme, Ph.D., BELLUS Health’s current Vice President, Research, will be leaving the Company to pursue other interests.
“I am very pleased to welcome Dr. Levens to the Company,” said Dr. Francesco Bellini, Chairman, President and CEO of BELLUS Health. “The expertise he demonstrated in drug discovery for metabolic diseases at Innodia, will serve us very well at BELLUS Health. I also want to thank Dr. Delorme for his valuable contribution to the Company during his tenure with us and wish him great success in his future endeavours.”
Dr. Levens brings to the position 27 years of teaching and research in the field of metabolic and cardiovascular diseases in both Europe and North America. Prior to joining Innodia in 2006, he worked as Head of Biology for Biovitrum AB of Sweden, which specializes in metabolic diseases such as Type II diabetes, obesity, and metabolic syndrome. From 1998-2003, he served as Head of the Division of Metabolic Diseases for the Servier Research Group in France and prior to that as Head of Obesity Pharmacology for Novartis Pharma in Basel, Switzerland. Educated in both the United Kingdom and the United States, Dr. Levens holds a B.Sc. (Hons.) in Physiology and Biochemistry, and a Ph.D. in Physiology from the University of Southampton in the United Kingdom and conducted a postdoctoral fellowship in pharmacology at the University of Virginia.
About BELLUS Health
BELLUS Health is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet medical needs.

To Contact BELLUS Health
For additional information on BELLUS Health and its programs, please call the Canada and United States toll-free number 1-877-680-4500 or visit the Web Site at www.bellushealth.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond BELLUS Health Inc.’s (formerly known as Neurochem Inc.) control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of BELLUS Health Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and BELLUS Health Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of BELLUS Health Inc. for further risk factors that might affect the BELLUS Health Group and its business.

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